Filed by Social Capital Hedosophia Holdings Corp. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934 Subject Company: Virgin Galactic Commission File No. 333-233098 Investor Presentation 5P[[! (Filed by Social Capital Hedosophia Holdings Corp. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934 Subject Company: Virgin Galactic Commission File No. 333-233098 Investor Presentation 5P[[! (

This investor presentation (this “presentation”) is for informational purposes only. This presentation has been prepared on a confidential basis for the exclusive use of the party to whom SCH and Virgin Galactic (as defined herein) delivers this presentation (such party, together with its subsidiaries and affiliates, the "Recipient") to assist interested parties in making their own evaluation with respect to the proposed transaction (the “Transaction”) between Social Capital Hedosophia Holdings Corp. (“SCH”) and Vieco 10 Ltd., Virgin Galactic, LLC, TSC, LLC and Virgin Galactic Limited (collectively, “Virgin Galactic”), as contemplated in the Agreement and Plan of Merger, dated as of July 9, 2019 (the “Merger Agreement”), by and among SCH, Vieco 10 Ltd. and the other parties thereto, and for no other purpose. The information contained herein does not purport to be all-inclusive. Nothing herein shall be deemed to constitute investment, legal, tax, financial, accounting or other advice. This presentation is being provided for use only by the intended recipient. The information contained herein may not be reproduced or distributed in any format, in whole or in part, without the prior written consent of SCH and Virgin Galactic. The information contained herein is for informational purposes, and may not be relied upon in connection with the purchase or sale of any security. The information contained herein does not constitute or form part of, and should not be construed as, an offer or invitation to subscribe for, underwrite or otherwise acquire, any securities of the Company or any of its affiliates nor should it or any part of it form the basis of, or be relied on in connection with, any contract to purchase or subscribe for any securities of the Company or in connection with any other contract or commitment whatsoever. This presentation does not constitute a “prospectus” within the meaning of the Securities Act of 1933, as amended. Any decision to purchase securities of the Company or any of its affiliates should be made solely on the basis of the information contained in a prospectus to be issued by the Company in relation to a specific offering. The Recipient acknowledges that the Company considers this presentation and all information contained herein to include confidential, sensitive and proprietary information and may include information that constitutes material nonpublic information under federal securities laws. Forward-Looking Statements This presentation contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed Transaction between Virgin Galactic and SCH, including statements regarding the benefits of the transaction, the anticipated timing of the transaction and the products and markets and expected performance of Virgin Galactic. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this presentation, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of SCH’s securities, (ii) the risk that the transaction may not be completed by SCH’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by SCH, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Merger Agreement by the shareholders of SCH, the satisfaction of the minimum trust account amount following redemptions by SCH’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed Transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vi) the effect of the announcement or pendency of the proposed transaction on Virgin Galactic’s business relationships, operating results, and business generally, (vii) risks that the proposed transaction disrupts current plans and operations of Virgin Galactic, (viii) the outcome of any legal proceedings that may be instituted against Virgin Galactic or against SCH related to the Merger Agreement or the transaction, (ix) the ability to maintain the listing of SCH’s securities on the New York Stock Exchange, (x) changes in the competitive and highly regulated industries in which Virgin Galactic plans to operate, variations in operating performance across competitors, changes in laws and regulations affecting Virgin Galactic’s business and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed Transaction, and identify and realize additional opportunities, and (xii) the risk of downturns in the highly competitive and novel tourist spaceflight industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of SCH’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, the registration statement on Form S-4 discussed below and other documents filed by SCH from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Virgin Galactic and SCH assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Virgin Galactic nor SCH gives any assurance that either Virgin Galactic or SCH will achieve its expectations. Use of Projections The financial and operating forecasts and projections contained herein represent certain estimates of Virgin Galactic as of the date thereof. Any forward-looking statement made by us in this presentation speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law. Neither SCH’s nor Virgin Galactic’s independent public accountants have examined, reviewed or compiled the forecasts or projections and, accordingly, neither expresses an opinion or other form of assurance with respect thereto. Furthermore none of SCH, Virgin Galactic nor their respective management teams can give any assurance that the forecasts or projections contained herein accurately represents Virgin Galactic’s future operations or financial conditions. Such information is subject to a wide variety of significant business, economic and competitive risks and uncertainties, including but not limited to those set forth above under “Forward-Looking Statements” that could cause actual results to differ materially from those contained in the prospective financial information. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of SCH or Virgin Galactic or that actual results will not differ materially from those presented in the prospective financial information. Some of the assumptions upon which the projections are based inevitably will not materialize and unanticipated events may occur that could affect results. Therefore, actual results achieved during the periods covered by the projections may vary and may vary materially from the projected results. Inclusion of the prospective financial information in this presentation should not be regarded as a representation by any person that the results contained in the prospective financial information are indicative of future results or will be achieved. Use of Data Unless otherwise noted, the forecasted data contained in the assumptions for the projections are based upon Virgin Galactic’s management estimates and publications and surveys. The information from publications has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of the included information. Neither SCH nor Virgin Galactic has independently verified any of the data from third-party sources, nor has SCH or Virgin Galactic ascertained the underlying economic assumptions relied upon therein. While such information is believed to be reliable for the purposes used herein, none of SCH, Virgin Galactic, their respective affiliates, nor their respective directors, officers, employees, members, partners, shareholders or agents make any representation or warranty with respect to the accuracy of such information. Use of Non-GAAP Financial Matters This presentation includes certain forward-looking non-GAAP financial measures, EBITDA and EBITDA margin, with respect to Virgin Galactic’s expected future performance. Virgin Galactic defines EBITDA as net income (loss), adjusted for interest expense, interest income, income taxes, depreciation and amortization. Virgin Galactic defines EBITDA margin as EBITDA divided by revenue. These non-GAAP measures are an addition, and not a substitute for or superior to measures of financial performance prepared in accordance with GAAP and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with GAAP. Not all of the information necessary for a quantitative reconciliation of these forward-looking non-GAAP financial measures to the most directly comparable GAAP financial measures is available without unreasonable efforts at this time. Specifically, Virgin Galactic does not provide such quantitative reconciliation due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations, including net income (loss), accelerated depreciation and variations in effective tax rate. Virgin Galactic believes that these forward-looking non-GAAP measures of financial results provide useful supplemental information to investors about Virgin Galactic. Virgin Galactic’s management uses these forward looking non-GAAP measures to evaluate Virgin Galactic’s projected financial and operating performance. However, there are a number of limitations related to the use of these non-GAAP measures and their nearest GAAP equivalents. For example, other companies may calculate non-GAAP measures differently, or may use other measures to calculate their financial performance, and therefore Virgin Galactic’s non-GAAP measures may not be directly comparable to similarly titled measures of other companies. Additional Information and Where to Find It This presentation relates to a proposed transaction between Virgin Galactic, The Spaceship Company and SCH. This presentation does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transaction, SCH filed a registration statement on Form S-4 with the SEC on August 7, 2019 (as amended on September 12, 2019). SCH also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of SCH are urged to read the registration statement, the proxy statement/prospectus included therein and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction. Investors and security holders may obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by SCH through the website maintained by the SEC at www.sec.gov <http://www.sec.gov>. The documents filed by SCH with the SEC also may be obtained free of charge at SCH’s website at <http://www.socialcapitalhedosophiaholdings.com/docs.html> or upon written request to 120 Hawthorne Avenue Palo Alto, California 94301. Participants in Solicitation SCH and its respective directors and executive officers may be deemed to be participants in the solicitation of proxies from SCH’s shareholders in connection with the proposed transaction. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction. You may obtain a free copy of these documents as described in the preceding paragraph. Disclaimer

Introduction to Virgin Galactic Introduction to Virgin Galactic

December 13, 2018 First commercial space vehicle to put humans into space First crewed space launch from US soil since 2011 3 December 13, 2018 First commercial space vehicle to put humans into space First crewed space launch from US soil since 2011 3

To check February 22, 2019 First non-pilot crew member flown on a commercial space vehicle First non-pilot crew member flown at Mach 3+ First non-pilot crew member to unstrap and float freely in space on a commercial space vehicle 4 To check February 22, 2019 First non-pilot crew member flown on a commercial space vehicle First non-pilot crew member flown at Mach 3+ First non-pilot crew member to unstrap and float freely in space on a commercial space vehicle 4

First Astronaut Wings Awarded for a Space Flight Built for Commercial Service First astronaut wings awarded for a space vehicle built for commercial service 5 February 7, 2019 First astronaut wings awarded for a space flight built for commercial service First Astronaut Wings Awarded for a Space Flight Built for Commercial Service First astronaut wings awarded for a space vehicle built for commercial service 5 February 7, 2019 First astronaut wings awarded for a space flight built for commercial service

May 10, 2019 Move-in initiated for world’s first purpose-built commercial spaceport, Spaceport America 6May 10, 2019 Move-in initiated for world’s first purpose-built commercial spaceport, Spaceport America 6

August 15, 2019 Reveal of Spaceport America interiors 7August 15, 2019 Reveal of Spaceport America interiors 7

VSS Unity The world’s first private, crewed spaceship designed for commercial service to take humans to space 8VSS Unity The world’s first private, crewed spaceship designed for commercial service to take humans to space 8

VMS Eve The world’s largest all-composite aircraft in service 9VMS Eve The world’s largest all-composite aircraft in service 9

Growth in Addressable Market ($10M+ Net Worth Individuals) 2,378 1,781 Our 600+ Customers 2018A 2023E 6.0% CAGR 10Growth in Addressable Market ($10M+ Net Worth Individuals) 2,378 1,781 Our 600+ Customers 2018A 2023E 6.0% CAGR 10

Virgin Galactic’s Once-in-a-Lifetime Spaceflight Apogee Re-entry with folded tailbooms Passengers experience 60 second rocket weightlessness burn, accelerating to Mach 3 VSS Unity and Unpowered glide VMS Eve separate at to landing ~45,000 feet SPACEPORT AMERICA, NEW MEXICO Note: Not to scale. 11Virgin Galactic’s Once-in-a-Lifetime Spaceflight Apogee Re-entry with folded tailbooms Passengers experience 60 second rocket weightlessness burn, accelerating to Mach 3 VSS Unity and Unpowered glide VMS Eve separate at to landing ~45,000 feet SPACEPORT AMERICA, NEW MEXICO Note: Not to scale. 11

Virgin Galactic’s History 2018 2020 2004 2005 2010 Virgin Galactic’s first Expected launch of commercial SpaceShipOne wins the Announcement of VG’s George Whitesides joins space flight human spaceflight operations X Prize manufacturing entity VG from NASA 2004 2008-2009 2016 2019 Virgin Galactic founded Commercial operator license Started operational move to WK2 and SS2 unveiled awarded by FAA Spaceport America 12Virgin Galactic’s History 2018 2020 2004 2005 2010 Virgin Galactic’s first Expected launch of commercial SpaceShipOne wins the Announcement of VG’s George Whitesides joins space flight human spaceflight operations X Prize manufacturing entity VG from NASA 2004 2008-2009 2016 2019 Virgin Galactic founded Commercial operator license Started operational move to WK2 and SS2 unveiled awarded by FAA Spaceport America 12

Virgin Galactic Today The Spaceline The OEM § WhiteKnightTwo (“WK2”) and SpaceShipTwo (“SS2”) operator § Vertically integrated, end-to-end aerospace manufacturer § Designs and manages the customer travel experience § Design, manufacturing and production capabilities § Headquarters: Spaceport America, New Mexico § Testing, validation and post-delivery support (1) § Employees: 190+ § Headquarters: Mojave Air and Space Port, California (1) § Employees: 600+ (1) Number includes contractors. 13Virgin Galactic Today The Spaceline The OEM § WhiteKnightTwo (“WK2”) and SpaceShipTwo (“SS2”) operator § Vertically integrated, end-to-end aerospace manufacturer § Designs and manages the customer travel experience § Design, manufacturing and production capabilities § Headquarters: Spaceport America, New Mexico § Testing, validation and post-delivery support (1) § Employees: 190+ § Headquarters: Mojave Air and Space Port, California (1) § Employees: 600+ (1) Number includes contractors. 13

World-Class Executive Team George Whitesides CEO, Virgin Galactic 20 Years of Experience Jon Campagna Mike Moses Enrico Palermo Stephen Attenborough CFO President, TSC Commercial Director President, Virgin Galactic 23 Years of Experience 24 Years of Experience 17 Years of Experience 30 Years of Experience 14World-Class Executive Team George Whitesides CEO, Virgin Galactic 20 Years of Experience Jon Campagna Mike Moses Enrico Palermo Stephen Attenborough CFO President, TSC Commercial Director President, Virgin Galactic 23 Years of Experience 24 Years of Experience 17 Years of Experience 30 Years of Experience 14

Industry-Leading Flight Team Michael “Sooch” Beth Moses Dave Mackay Mark “Forger” Stucky Frederic “CJ” Sturckow Kelly Latimer Nicola Pecile Masucci Chief Astronaut Chief Pilot Director of Flight Test Pilot, SS2 & WK2 Pilot, SS2 & WK2 Pilot, SS2 & WK2 Pilot, SS2 & WK2 Instructor 42 Years of Experience 39 Years of Experience 34 Years of Experience 30 Years of Experience 30 Years of Experience 37 Years of Experience 31 Years of Experience Indicates astronaut who has been to space 15Industry-Leading Flight Team Michael “Sooch” Beth Moses Dave Mackay Mark “Forger” Stucky Frederic “CJ” Sturckow Kelly Latimer Nicola Pecile Masucci Chief Astronaut Chief Pilot Director of Flight Test Pilot, SS2 & WK2 Pilot, SS2 & WK2 Pilot, SS2 & WK2 Pilot, SS2 & WK2 Instructor 42 Years of Experience 39 Years of Experience 34 Years of Experience 30 Years of Experience 30 Years of Experience 37 Years of Experience 31 Years of Experience Indicates astronaut who has been to space 15

Limited Competition and Strong Barriers to Entry Operational Milestones Years in Customer Flight Takeoff / Flight Business Experience Experience Landing Crew FAA License? Flight Test? Flown Passenger? Driven by Virgin Up to 90- DNA minute Horizontal journey takeoff 3-day pre-flight 15 years 2 pilots training ü ü ü 3-4 minutes Runway floating in landing End-to-end, space including pre- and post-flight 11-minute Vertical journey launch 1-day 19 years “essentials” No pilot Comparable Parachute ü ü - training free-floating capsule in space landing 16Limited Competition and Strong Barriers to Entry Operational Milestones Years in Customer Flight Takeoff / Flight Business Experience Experience Landing Crew FAA License? Flight Test? Flown Passenger? Driven by Virgin Up to 90- DNA minute Horizontal journey takeoff 3-day pre-flight 15 years 2 pilots training ü ü ü 3-4 minutes Runway floating in landing End-to-end, space including pre- and post-flight 11-minute Vertical journey launch 1-day 19 years “essentials” No pilot Comparable Parachute ü ü - training free-floating capsule in space landing 16

Virgin Galactic’s Near-Term Growth Strategy: Phase I Planned Fleet Expansion Research Payloads Additional Spaceports Five SS2s by end of 2023 Micro-gravity and suborbital space conditions research Discussions with at Spaceport America governments underway Representative Customers in Italy, UAE and Australia Focus in current business plan 17Virgin Galactic’s Near-Term Growth Strategy: Phase I Planned Fleet Expansion Research Payloads Additional Spaceports Five SS2s by end of 2023 Micro-gravity and suborbital space conditions research Discussions with at Spaceport America governments underway Representative Customers in Italy, UAE and Australia Focus in current business plan 17

TAM Expansion Through Democratization and Efficiencies of Scale: Phase II (1) Lower Prices Open the Market to More Individuals Levers to Reduce VG’s Cost Profile Estimated # of individuals 37,087,950 Economies of Scale Manufacturing Efficiencies Labor Efficiencies 3,286,000 1,781,000 Advances in Technology Net worth of $10m+ Net worth of $5-10m Net worth of $1-5m Additional Spaceports Discussions with governments underway in Italy and UAE for potential new spaceports (1) Credit Suisse Research Institute. 18TAM Expansion Through Democratization and Efficiencies of Scale: Phase II (1) Lower Prices Open the Market to More Individuals Levers to Reduce VG’s Cost Profile Estimated # of individuals 37,087,950 Economies of Scale Manufacturing Efficiencies Labor Efficiencies 3,286,000 1,781,000 Advances in Technology Net worth of $10m+ Net worth of $5-10m Net worth of $1-5m Additional Spaceports Discussions with governments underway in Italy and UAE for potential new spaceports (1) Credit Suisse Research Institute. 18

Looks weird when aligned Hypersonic Point-to-Point Travel: Phase III Could we do a map with US in the middle and more gentle curved red lines from NY to Australia, London and Dubai? The current red line, is a bit steep. New York-London Los Angeles <-> Tokyo (hours) Los Angeles-Tokyo (1) 1 hour (1) 2 hours Mach 0.8 Current business Jet 11 Los Angeles-Sydney (1) Supersonic Jet Mach 2 2.5 hours 5 Hypersonic Jet 2 Mach 5 § Opportunities to apply VG’s proprietary technologies and capabilities for other commercial and governmental uses § Potential opportunities to develop supersonic and hypersonic vehicles that drastically reduce travel time for point-to-point travel § Significant market opportunity (~$900 billion commercial aviation market and ~$600 billion total commercial passenger travel market) Source: Management projections, IATA. (1) Based on flight times for current business jets at Mach 0.8, extrapolated assuming potential to fly at Mach 5. 19 Additional Potential Technology Applications Third Party WK2 Sales Electronic Vertical Intermediate Objective Hypersonic Testbed Takeoff and Landing Watchkeeper Aircraft Looks weird when aligned Hypersonic Point-to-Point Travel: Phase III Could we do a map with US in the middle and more gentle curved red lines from NY to Australia, London and Dubai? The current red line, is a bit steep. New York-London Los Angeles <-> Tokyo (hours) Los Angeles-Tokyo (1) 1 hour (1) 2 hours Mach 0.8 Current business Jet 11 Los Angeles-Sydney (1) Supersonic Jet Mach 2 2.5 hours 5 Hypersonic Jet 2 Mach 5 § Opportunities to apply VG’s proprietary technologies and capabilities for other commercial and governmental uses § Potential opportunities to develop supersonic and hypersonic vehicles that drastically reduce travel time for point-to-point travel § Significant market opportunity (~$900 billion commercial aviation market and ~$600 billion total commercial passenger travel market) Source: Management projections, IATA. (1) Based on flight times for current business jets at Mach 0.8, extrapolated assuming potential to fly at Mach 5. 19 Additional Potential Technology Applications Third Party WK2 Sales Electronic Vertical Intermediate Objective Hypersonic Testbed Takeoff and Landing Watchkeeper Aircraft

Move to development Potential Future Applications of VG’s Technology and Capabilities Third Party WK2 Sales Hypersonic Testbed Electric Air Mobility High Altitude Persistent Platforms 20Move to development Potential Future Applications of VG’s Technology and Capabilities Third Party WK2 Sales Hypersonic Testbed Electric Air Mobility High Altitude Persistent Platforms 20

Virgin Galactic Investment Highlights 1 Will Be the First and Only Public Company in Commercial Human Spaceflight 2 Sizeable and Growing Market of High Net Worth Individuals 3 Attractive Business Model with Reusable, Scalable Design 4 Demonstrated Willingness to Pay 5 Strong Competitive Position, Underpinned by More than $1 Billion of Investment 6 Exciting Financial Profile with Robust and Profitable Growth 7 Experienced and Proven Management Team and Flight Team 21Virgin Galactic Investment Highlights 1 Will Be the First and Only Public Company in Commercial Human Spaceflight 2 Sizeable and Growing Market of High Net Worth Individuals 3 Attractive Business Model with Reusable, Scalable Design 4 Demonstrated Willingness to Pay 5 Strong Competitive Position, Underpinned by More than $1 Billion of Investment 6 Exciting Financial Profile with Robust and Profitable Growth 7 Experienced and Proven Management Team and Flight Team 21

Market and Customer Overview Market and Customer Overview

Virgin Galactic is Uniquely Positioned to Capture the Luxury Market Sector Appeal Industry Credibility Total Addressable Market Evolving Consumer Preferences Brand Differentiation Personal Spaceflight 23Virgin Galactic is Uniquely Positioned to Capture the Luxury Market Sector Appeal Industry Credibility Total Addressable Market Evolving Consumer Preferences Brand Differentiation Personal Spaceflight 23

Commercial Space Travel Coming of Age (1) Commercial Space Industry Size Significant Technological Advancements Recent Proof of Concept By 2040, the commercial space industry is expected to reach 5% of U.S. GDP $1.5tn $385bn $175bn High rates of flight for new entrants Private companies gaining credibility 2005 2017 2040 (1) U.S. Chamber of Commerce. 24 “[NASA quote TBU]…” Commercial Space Travel Coming of Age (1) Commercial Space Industry Size Significant Technological Advancements Recent Proof of Concept By 2040, the commercial space industry is expected to reach 5% of U.S. GDP $1.5tn $385bn $175bn High rates of flight for new entrants Private companies gaining credibility 2005 2017 2040 (1) U.S. Chamber of Commerce. 24 “[NASA quote TBU]…”

Title FS Significant Addressable Market Significant Addressable Market Key Drivers Cumulative % of $10m+ 0.0% 0.0% 0.1% 0.1% (1) HNW served by VG 2,378,000 n Overall growth in global 2,245,000 markets 2,119,000 2,000,000 1,887,000 1,781,000 n Growth in entrepreneurs and self-made wealth 2018A 2019E 2020E 2021E 2022E 2023E § Individuals with $10+ million net worth expected to grow at a 2018A – 2023E CAGR of 6% n Growth of economies in § Growth of high net worth population has historically emerging markets exceeded GDP growth § VG’s business plan contemplates serving only a very small percentage of HNW individuals Source: Credit Suisse Research Institute. (1) Based on Virgin Galactic’s operational model. 25Title FS Significant Addressable Market Significant Addressable Market Key Drivers Cumulative % of $10m+ 0.0% 0.0% 0.1% 0.1% (1) HNW served by VG 2,378,000 n Overall growth in global 2,245,000 markets 2,119,000 2,000,000 1,887,000 1,781,000 n Growth in entrepreneurs and self-made wealth 2018A 2019E 2020E 2021E 2022E 2023E § Individuals with $10+ million net worth expected to grow at a 2018A – 2023E CAGR of 6% n Growth of economies in § Growth of high net worth population has historically emerging markets exceeded GDP growth § VG’s business plan contemplates serving only a very small percentage of HNW individuals Source: Credit Suisse Research Institute. (1) Based on Virgin Galactic’s operational model. 25

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Let us make the bar charts for age – with more ranges than the 2 600+ Future Astronauts, ~$80 Million of Deposits splits we have here The bullets makes it seem like young people Future Astronauts by Age Future Astronauts by Gender Future Astronauts by Nation not interested; 60+ needs to be one bucket <30 for sure Bar chart instead of 3% 18% pie to give 33% ROW 30-49 29% 38% better range? 67% 82% 14% 5% 5% 50+ 5% Interest across all ages, driven by Females account for 18% of committed Global interest, with strong demand shared beliefs and ambitions Future Astronauts compared to 11% of and significant scope to grow current worldwide astronauts geographic representation 27Let us make the bar charts for age – with more ranges than the 2 600+ Future Astronauts, ~$80 Million of Deposits splits we have here The bullets makes it seem like young people Future Astronauts by Age Future Astronauts by Gender Future Astronauts by Nation not interested; 60+ needs to be one bucket <30 for sure Bar chart instead of 3% 18% pie to give 33% ROW 30-49 29% 38% better range? 67% 82% 14% 5% 5% 50+ 5% Interest across all ages, driven by Females account for 18% of committed Global interest, with strong demand shared beliefs and ambitions Future Astronauts compared to 11% of and significant scope to grow current worldwide astronauts geographic representation 27

Overview of Spaceflight System and Technical Capabilities Overview of Spaceflight System and Technical Capabilities

Our Spaceflight System Straight line and thinner line 29Our Spaceflight System Straight line and thinner line 29

VMS Eve: The Carrier Aircraft Carrier Aircraft Highlights Crew 2 pilots Length 77.7 feet (~24 meters) Wingspan 140.0 feet (~43 meters) Takeoff / Landing Max Payload Weight 30,000 pounds (Takeoff) Max Payload Weight 17,000 pounds (Landing) 9,400 feet (at sea level Min Runway and max weight) Flight Capabilities (Various Missions) Max Altitude 55,000 feet Carries VSS Unity up to its launch altitude of approx. 45,000 feet, offering what we Cruising Speed Mach 0.6 (360+ mph) believe to be critical safety advantages, including horizontal takeoff and landing Range 2,800 miles Endurance 12+ hours Total Flights 265+ 30VMS Eve: The Carrier Aircraft Carrier Aircraft Highlights Crew 2 pilots Length 77.7 feet (~24 meters) Wingspan 140.0 feet (~43 meters) Takeoff / Landing Max Payload Weight 30,000 pounds (Takeoff) Max Payload Weight 17,000 pounds (Landing) 9,400 feet (at sea level Min Runway and max weight) Flight Capabilities (Various Missions) Max Altitude 55,000 feet Carries VSS Unity up to its launch altitude of approx. 45,000 feet, offering what we Cruising Speed Mach 0.6 (360+ mph) believe to be critical safety advantages, including horizontal takeoff and landing Range 2,800 miles Endurance 12+ hours Total Flights 265+ 30

VSS Unity: The Spaceship Spaceship Highlights Crew 2 pilots Length 60 feet (~18 meters) Tail Height 18 feet (~5 meters) Wingspan 42 feet (~13 meters) Capacity Max Passengers 6 Equivalent to 6 Max Payload passengers Flight Capabilities Top Speed > Mach 3 Flight Duration Up to ~90 minutes 50+, including 37 glide Total Flights (SS2 Model) Reusable winged spacecraft designed for air launch from VMS Eve and 8 powered 31VSS Unity: The Spaceship Spaceship Highlights Crew 2 pilots Length 60 feet (~18 meters) Tail Height 18 feet (~5 meters) Wingspan 42 feet (~13 meters) Capacity Max Passengers 6 Equivalent to 6 Max Payload passengers Flight Capabilities Top Speed > Mach 3 Flight Duration Up to ~90 minutes 50+, including 37 glide Total Flights (SS2 Model) Reusable winged spacecraft designed for air launch from VMS Eve and 8 powered 31

Hybrid Rocket Motor: The Motor § Recognized as most powerful hybrid rocket used in manned flight” by the Guinness Book of World Records § Robust, yet simple human spaceflight rocket motor § Max thrust: 72,000 lbs § 100+ motors built to date § Easy-to-store, replaceable fuel cartridge Displayed at the Moving Beyond Earth Gallery of the § Liquid oxidizer with solid fuel grain National Air and Space Museum 32Hybrid Rocket Motor: The Motor § Recognized as most powerful hybrid rocket used in manned flight” by the Guinness Book of World Records § Robust, yet simple human spaceflight rocket motor § Max thrust: 72,000 lbs § 100+ motors built to date § Easy-to-store, replaceable fuel cartridge Displayed at the Moving Beyond Earth Gallery of the § Liquid oxidizer with solid fuel grain National Air and Space Museum 32

Feathering Re-Entry Mechanism Patented, foldable boom tail Once back in atmosphere, feather lowers and spaceship Lines glides home Shuttlecock aerodynamic profile for deceleration and stable re-entry 33Feathering Re-Entry Mechanism Patented, foldable boom tail Once back in atmosphere, feather lowers and spaceship Lines glides home Shuttlecock aerodynamic profile for deceleration and stable re-entry 33

Virgin Galactic’s Commitment to Safety Horizontal Takeoff and Landing Two Pilots Mothership Engine Reliability Hybrid Rocket Motor Takeoff and landing on regular Creates redundancy in operations Highly reliable and rigorously Robust yet simple design with runways similar to a typical airliner and in-space safety tested jet engines for first 45,000 simple shut-off control feet of journey Flight Controls Seating Re-Entry Mechanism Abort Architecture Simple operations aimed at Two position seats to favorably Proprietary feathering system for System designed to allow for maintaining reliability redirect G loads in accordance re-entry via gentle glide descent abort at any phase of the flight with phases of flight 34Virgin Galactic’s Commitment to Safety Horizontal Takeoff and Landing Two Pilots Mothership Engine Reliability Hybrid Rocket Motor Takeoff and landing on regular Creates redundancy in operations Highly reliable and rigorously Robust yet simple design with runways similar to a typical airliner and in-space safety tested jet engines for first 45,000 simple shut-off control feet of journey Flight Controls Seating Re-Entry Mechanism Abort Architecture Simple operations aimed at Two position seats to favorably Proprietary feathering system for System designed to allow for maintaining reliability redirect G loads in accordance re-entry via gentle glide descent abort at any phase of the flight with phases of flight 34

Full Lifecycle Aerospace Development Expertise Design, Modeling Assembly and Systems Manufacturing Testing and Validation and Analysis Integration Capabilities cover the full range of design, manufacturing, ground testing, flight testing and post-delivery support 35Full Lifecycle Aerospace Development Expertise Design, Modeling Assembly and Systems Manufacturing Testing and Validation and Analysis Integration Capabilities cover the full range of design, manufacturing, ground testing, flight testing and post-delivery support 35

Fleet Build Progress and Expected Expansion Schedule SS2-1 SS2-2 SS2-3 WK2-1 (VSS Unity) (VMS Eve) Design Tooling / Fixtures Part Fabrication Assembly and Integration Flight Testing Est. Year of 2019 2020 2021 In Operation Build Completion Stage of readiness: Approximate progress 36Fleet Build Progress and Expected Expansion Schedule SS2-1 SS2-2 SS2-3 WK2-1 (VSS Unity) (VMS Eve) Design Tooling / Fixtures Part Fabrication Assembly and Integration Flight Testing Est. Year of 2019 2020 2021 In Operation Build Completion Stage of readiness: Approximate progress 36

Overview of Virgin Galactic’s Ground Operations § Emphasis on safety, reliability and maintainability for vehicles rooted in decades of best practices in airline / charter operations § Prudent planned maintenance assumptions during ramp-up period § Learnings from the maintenance program during ramp-up period will support the enhancement and efficient evolution of the program to support high flight rate operations 37Overview of Virgin Galactic’s Ground Operations § Emphasis on safety, reliability and maintainability for vehicles rooted in decades of best practices in airline / charter operations § Prudent planned maintenance assumptions during ramp-up period § Learnings from the maintenance program during ramp-up period will support the enhancement and efficient evolution of the program to support high flight rate operations 37

Illustrative 5-Day SS2 Operational Flow T-4 Days T-3 Days T-2 Days T-1 Day Flight Day § Scheduled § Scheduled § Pre-flight prep § Pre-flight prep § Nitrous Oxide maintenance maintenance continued continued loaded (1) § Compliance-driven § Pre-flight prep § Rocket motor § SS2 and WK2 mated § Final pre-flight prep functions initiated loaded concluded § Helium pressurant § Cabin configuration tank serviced § Spaceflight § Post-flight work completed (1) Pre-flight refers to maintenance activities and inspections prior to a flight. 38Illustrative 5-Day SS2 Operational Flow T-4 Days T-3 Days T-2 Days T-1 Day Flight Day § Scheduled § Scheduled § Pre-flight prep § Pre-flight prep § Nitrous Oxide maintenance maintenance continued continued loaded (1) § Compliance-driven § Pre-flight prep § Rocket motor § SS2 and WK2 mated § Final pre-flight prep functions initiated loaded concluded § Helium pressurant § Cabin configuration tank serviced § Spaceflight § Post-flight work completed (1) Pre-flight refers to maintenance activities and inspections prior to a flight. 38

Shorter Launch Preparation Times Compared to Traditional Vehicles Target WK2 and SS2 Operational Parameters Pre-Flight Activity Duration § Anticipated monthly flight rate: WK2 Fueling < 30 minutes 15 flights per vehicle (at scale) § Supported by 2 days of scheduled maintenance per week Rocket Motor CTN Physical 4 hours Install § 5-day scheduled maintenance period per month, coinciding with SS2 downtime SS2 Jack and Mate to WK2 < 1 hour § Anticipated monthly flight rate: 5 flights per vehicle (at scale) Pressurant Tank Load / 1 hour § Supported by 5-day operational Boost turnaround after each flight § 7-day scheduled maintenance period per 5-flight cycle; scheduled Nitrous Load 2.5 hours annual downtime of 1 month 39Shorter Launch Preparation Times Compared to Traditional Vehicles Target WK2 and SS2 Operational Parameters Pre-Flight Activity Duration § Anticipated monthly flight rate: WK2 Fueling < 30 minutes 15 flights per vehicle (at scale) § Supported by 2 days of scheduled maintenance per week Rocket Motor CTN Physical 4 hours Install § 5-day scheduled maintenance period per month, coinciding with SS2 downtime SS2 Jack and Mate to WK2 < 1 hour § Anticipated monthly flight rate: 5 flights per vehicle (at scale) Pressurant Tank Load / 1 hour § Supported by 5-day operational Boost turnaround after each flight § 7-day scheduled maintenance period per 5-flight cycle; scheduled Nitrous Load 2.5 hours annual downtime of 1 month 39

Financial Overview Financial Overview

Key Assumptions § Financial projections assume June 2020 commencement of commercial operations, starting with Start of Commercial one vehicle in service Operations § Modest flight rates at commercial start, scaling up to an ultimate anticipated flight rate of 5 per Flight Rates month in 2022 and thereafter § Second and third SS2 vehicles (SS2-2, SS2-3) are currently under construction and are expected to be complete by the end of 2020 and 2021, respectively § Build time of approximately 24 months for SS2-4 through SS2-5 § While vehicles have capacity for 6 passengers, early projection years assume lower passengers Vehicle Build and per flight Operational Stats § SS2-1 (VSS Unity) passengers per flight starts at 4, increasing to 5 in 2021 onwards § SS2-2 and SS2-3 passengers per flight start at 5, increasing to 6 in 2021 onwards § Run-rate of 6 passengers per flight throughout life of SS2-4 and SS2-5 vehicles Source: VG Management. 41Key Assumptions § Financial projections assume June 2020 commencement of commercial operations, starting with Start of Commercial one vehicle in service Operations § Modest flight rates at commercial start, scaling up to an ultimate anticipated flight rate of 5 per Flight Rates month in 2022 and thereafter § Second and third SS2 vehicles (SS2-2, SS2-3) are currently under construction and are expected to be complete by the end of 2020 and 2021, respectively § Build time of approximately 24 months for SS2-4 through SS2-5 § While vehicles have capacity for 6 passengers, early projection years assume lower passengers Vehicle Build and per flight Operational Stats § SS2-1 (VSS Unity) passengers per flight starts at 4, increasing to 5 in 2021 onwards § SS2-2 and SS2-3 passengers per flight start at 5, increasing to 6 in 2021 onwards § Run-rate of 6 passengers per flight throughout life of SS2-4 and SS2-5 vehicles Source: VG Management. 41

Highly Attractive Single Flight Unit Economics (1) A§ Ticketed revenue: Assumes flight carries Contribution Analysis 5 passengers at $250,000 per passenger B § Rocket motor and fuel costs: Assumes price per rocket motor decreases over time via additional investments in $121k advanced manufacturing capabilities, as 66% well as learning curve efficiencies and contribution benefits of economies of scale, modestly $193k margin offset by inflation; fuel costs increase $118k gradually over time, driven by inflation C § Customer costs: Includes costs of $1.25m insurance and customer training & experience, subject to inflationary increases over time $0.82m D § Flight operations costs: Includes fleet management and consumables and other flight related operational costs A B C D Source: VG Management. (1) Contribution analysis based on new customer per ticket price of $250,000 and costs based on management projections as of 2023. Excludes any vehicle amortization cost. 42Highly Attractive Single Flight Unit Economics (1) A§ Ticketed revenue: Assumes flight carries Contribution Analysis 5 passengers at $250,000 per passenger B § Rocket motor and fuel costs: Assumes price per rocket motor decreases over time via additional investments in $121k advanced manufacturing capabilities, as 66% well as learning curve efficiencies and contribution benefits of economies of scale, modestly $193k margin offset by inflation; fuel costs increase $118k gradually over time, driven by inflation C § Customer costs: Includes costs of $1.25m insurance and customer training & experience, subject to inflationary increases over time $0.82m D § Flight operations costs: Includes fleet management and consumables and other flight related operational costs A B C D Source: VG Management. (1) Contribution analysis based on new customer per ticket price of $250,000 and costs based on management projections as of 2023. Excludes any vehicle amortization cost. 42

Key Assumed Operational Metrics and Revenue Number of Vehicles by Year End Total Flights (Annual) 270 5 4 170 3 115 2 16 2020E 2021E 2022E 2023E 2020E 2021E 2022E 2023E Total Passengers Flown (Annual) Total Revenue ($m) % Growth NM 834% 93% 49% 1,565 $590 965 $398 646 $210 $31 66 2020E 2021E 2022E 2023E 2020E 2021E 2022E 2023E Source: VG Management. 43Key Assumed Operational Metrics and Revenue Number of Vehicles by Year End Total Flights (Annual) 270 5 4 170 3 115 2 16 2020E 2021E 2022E 2023E 2020E 2021E 2022E 2023E Total Passengers Flown (Annual) Total Revenue ($m) % Growth NM 834% 93% 49% 1,565 $590 965 $398 646 $210 $31 66 2020E 2021E 2022E 2023E 2020E 2021E 2022E 2023E Source: VG Management. 43

Strong Profitability Highlights Strength of Business Model Gross Profit ($m) EBITDA ($m) Gross EBITDA 14.3% 62.5% 71.7% 73.1% NM 5.5% 36.7% 46.4% 4 Margin Margin $274 $431 $146 $285 $12 $131 $4 ($104) 2020E 2021E 2022E 2023E 2020E 2021E 2022E 2023E Run-rate gross and EBITDA margins are projected to reach approximately 73% and 46%, respectively, within 3 years of commencement of commercial operations, assuming operations start in June 2020 Source: VG Management. 44Strong Profitability Highlights Strength of Business Model Gross Profit ($m) EBITDA ($m) Gross EBITDA 14.3% 62.5% 71.7% 73.1% NM 5.5% 36.7% 46.4% 4 Margin Margin $274 $431 $146 $285 $12 $131 $4 ($104) 2020E 2021E 2022E 2023E 2020E 2021E 2022E 2023E Run-rate gross and EBITDA margins are projected to reach approximately 73% and 46%, respectively, within 3 years of commencement of commercial operations, assuming operations start in June 2020 Source: VG Management. 44

Estimated Capex Spend Over Time Total Annual Capex ($m) Total Direct Design and Build Costs by Vehicle ($m) $133 $99 $84 $59 $60 $54 $52 $11 $11 $11 $11 Long-term expectation of $48 $49 $41 $43 ~$25m direct build costs per SS2 2020E 2021E 2022E 2023E SS2-1 SS2-2 WK2-2 (VSS Unity) Design Costs SS2 & WK2 Capex Other Capex Build Costs (non-recurring) Total costs per vehicle are expected to decrease significantly due to the learning curve and sizeable non-recurring investment costs incurred historically for the initial vehicles Source: VG Management. 45Estimated Capex Spend Over Time Total Annual Capex ($m) Total Direct Design and Build Costs by Vehicle ($m) $133 $99 $84 $59 $60 $54 $52 $11 $11 $11 $11 Long-term expectation of $48 $49 $41 $43 ~$25m direct build costs per SS2 2020E 2021E 2022E 2023E SS2-1 SS2-2 WK2-2 (VSS Unity) Design Costs SS2 & WK2 Capex Other Capex Build Costs (non-recurring) Total costs per vehicle are expected to decrease significantly due to the learning curve and sizeable non-recurring investment costs incurred historically for the initial vehicles Source: VG Management. 45

Significant Liquidity to Fund Operations EBITDA – Capex ($m) Liquidity § Strong liquidity position today as a result of cash from merger with IPOA $219 § Company has no debt on its balance sheet § Approximately $16 million current cash burn per month $86 (1) ($190 million per year) § For illustrative purposes, $400 million of cash from the merger will provide more than two years of runway ($48) ($156) 2020E 2021E 2022E 2023E EBITDA – capex of $86 million achieved 2 years after commencement of commercial operations Source: VG Management. (1) Does not include incremental costs of being a public company. 46Significant Liquidity to Fund Operations EBITDA – Capex ($m) Liquidity § Strong liquidity position today as a result of cash from merger with IPOA $219 § Company has no debt on its balance sheet § Approximately $16 million current cash burn per month $86 (1) ($190 million per year) § For illustrative purposes, $400 million of cash from the merger will provide more than two years of runway ($48) ($156) 2020E 2021E 2022E 2023E EBITDA – capex of $86 million achieved 2 years after commencement of commercial operations Source: VG Management. (1) Does not include incremental costs of being a public company. 46

Projected Financial Summary Fiscal Year Ended CAGR ($m) 2020E 2021E 2022E 2023E '20E - '23E Ticketed Revenue $21 $195 $376 $562 Other Revenue 10 15 21 28 Total Revenue $31 $210 $398 $590 167.3% % Growth NM 580% 89% 48% Rocket Motor Costs & Fuel Costs ($5) ($24) ($36) ($41) Flight Operations & Maintenance (19) (30) (37) (50) Customer Costs & Insurance (3) (24) (40) (68) Total COGS (26) (79) (113) (159) Gross Profit $4 $131 $285 $431 360.3% % Margin 14.3% 62.5% 71.7% 73.1% Operating Expenses ($109) ($120) ($139) ($158) EBITDA ($104) $12 $146 $274 NM % Margin NM 5.5% 36.7% 46.4% Capex ($52) ($59) ($60) ($54) Source: VG Management. Note: Assuming a June 2020 commencement of operation a 1-month shift in commencement of commercial operations would impact 2020E revenue by ~$3 million. 47Projected Financial Summary Fiscal Year Ended CAGR ($m) 2020E 2021E 2022E 2023E '20E - '23E Ticketed Revenue $21 $195 $376 $562 Other Revenue 10 15 21 28 Total Revenue $31 $210 $398 $590 167.3% % Growth NM 580% 89% 48% Rocket Motor Costs & Fuel Costs ($5) ($24) ($36) ($41) Flight Operations & Maintenance (19) (30) (37) (50) Customer Costs & Insurance (3) (24) (40) (68) Total COGS (26) (79) (113) (159) Gross Profit $4 $131 $285 $431 360.3% % Margin 14.3% 62.5% 71.7% 73.1% Operating Expenses ($109) ($120) ($139) ($158) EBITDA ($104) $12 $146 $274 NM % Margin NM 5.5% 36.7% 46.4% Capex ($52) ($59) ($60) ($54) Source: VG Management. Note: Assuming a June 2020 commencement of operation a 1-month shift in commencement of commercial operations would impact 2020E revenue by ~$3 million. 47

Transaction Overview Transaction Overview

Transaction Summary § Pro forma enterprise value of $1.5 billion § 2.5x CY2023E revenue and 5.5x CY2023E EBITDA (1) § IPOA founder committed to invest $100 million at $10.00 per share in connection with the business combination § Existing Virgin Galactic shareholders receive up to $274 million in cash consideration at close and approximately (2) 103 million shares of rollover equity § Addition of Chamath Palihapitiya as Chairman and Adam Bain as a Director to Virgin Galactic’s Board of Directors § Completion of transaction is expected in Q4 2019 (1) Such shares to be acquired from the pro forma company or from Virgin Galactic’s existing shareholders at the discretion of the existing shareholders. (2) Assumes that existing Virgin Galactic shareholders receive $174 million of proceeds via a repurchase of rollover equity shares by IPOA and $100 million of proceeds via a sale to IPOA founder pursuant to 49 the co-investment commitment. Transaction Summary § Pro forma enterprise value of $1.5 billion § 2.5x CY2023E revenue and 5.5x CY2023E EBITDA (1) § IPOA founder committed to invest $100 million at $10.00 per share in connection with the business combination § Existing Virgin Galactic shareholders receive up to $274 million in cash consideration at close and approximately (2) 103 million shares of rollover equity § Addition of Chamath Palihapitiya as Chairman and Adam Bain as a Director to Virgin Galactic’s Board of Directors § Completion of transaction is expected in Q4 2019 (1) Such shares to be acquired from the pro forma company or from Virgin Galactic’s existing shareholders at the discretion of the existing shareholders. (2) Assumes that existing Virgin Galactic shareholders receive $174 million of proceeds via a repurchase of rollover equity shares by IPOA and $100 million of proceeds via a sale to IPOA founder pursuant to 49 the co-investment commitment.

Valuation and Sources & Uses (3) Sources & Uses Pro Forma Valuation ($ in millions except per share values) ($ in millions except per share values) IPOA Illustrative Share Price $10.00 Sources (1) Pro Forma Shares Outstanding (millions) 195.1 Cash from IPOA $674 Total Equity Value $1,951 IPOA Founder Co-Investment 100 Cash on Balance Sheet (452) Total Sources $774 Total Enterprise Value $1,499 Uses Cash to Balance Sheet $452 Pro Forma Enterprise Value / Revenue (4) Cash to Selling Shareholders 274 3.8x (Based on 2022E Revenue of $398 Million) Illustrative Transaction Fees 48 2.5x (Based on 2023E Revenue of $590 Million) Total Uses $774 (2) Pro Forma Enterprise Value / EBITDA 10.3 (Based on 2022E EBITDA of $146 Million) Cash to be held on balance sheet to support continued growth and commercialization 5.5x (Based on 2023E EBITDA of $274 Million) (1) Total shares includes 102.6 million rollover equity shares, 65.2 million IPOA public shares, 17.3 million IPOA founder shares (including 1.5 million Director RSU Awards) and 10.0 million shares from IPOA Founder’s co-investment. Assumes no additional redemptions. (2) EBITDA is a non-GAAP measure. Please refer to “Use of Non-GAAP Financial Matters” for additional information regarding the non-GAAP measures included in this presentation. 50 (3) Calculated as of June 30, 2019, after giving effect to redemptions in connection with our shareholder meeting on September 9, 2019, at an assumed price of $10.33 per share (which price is based on trust account figures as of June 30, 2019). Assumes no additional redemptions. (4) Assumes that existing Virgin Galactic shareholders receive $174 million of proceeds via a repurchase of rollover equity shares by IPOA and $100 million of proceeds via a sale to IPOA founder pursuant to the co-investment commitment. Valuation and Sources & Uses (3) Sources & Uses Pro Forma Valuation ($ in millions except per share values) ($ in millions except per share values) IPOA Illustrative Share Price $10.00 Sources (1) Pro Forma Shares Outstanding (millions) 195.1 Cash from IPOA $674 Total Equity Value $1,951 IPOA Founder Co-Investment 100 Cash on Balance Sheet (452) Total Sources $774 Total Enterprise Value $1,499 Uses Cash to Balance Sheet $452 Pro Forma Enterprise Value / Revenue (4) Cash to Selling Shareholders 274 3.8x (Based on 2022E Revenue of $398 Million) Illustrative Transaction Fees 48 2.5x (Based on 2023E Revenue of $590 Million) Total Uses $774 (2) Pro Forma Enterprise Value / EBITDA 10.3 (Based on 2022E EBITDA of $146 Million) Cash to be held on balance sheet to support continued growth and commercialization 5.5x (Based on 2023E EBITDA of $274 Million) (1) Total shares includes 102.6 million rollover equity shares, 65.2 million IPOA public shares, 17.3 million IPOA founder shares (including 1.5 million Director RSU Awards) and 10.0 million shares from IPOA Founder’s co-investment. Assumes no additional redemptions. (2) EBITDA is a non-GAAP measure. Please refer to “Use of Non-GAAP Financial Matters” for additional information regarding the non-GAAP measures included in this presentation. 50 (3) Calculated as of June 30, 2019, after giving effect to redemptions in connection with our shareholder meeting on September 9, 2019, at an assumed price of $10.33 per share (which price is based on trust account figures as of June 30, 2019). Assumes no additional redemptions. (4) Assumes that existing Virgin Galactic shareholders receive $174 million of proceeds via a repurchase of rollover equity shares by IPOA and $100 million of proceeds via a sale to IPOA founder pursuant to the co-investment commitment.

(1) Pro Forma Ownership IPOA Sponsor 14% Rollover Equity 53% IPOA Public Shares 33% (1) Total shares includes 102.6 million rollover equity shares, 65.2 million IPOA public shares, 17.3 million IPOA founder shares (including 1.5 million Director RSU Awards) and 10.0 million shares from IPOA Founder’s co- investment. Assumes no additional redemptions. 51 (1) Pro Forma Ownership IPOA Sponsor 14% Rollover Equity 53% IPOA Public Shares 33% (1) Total shares includes 102.6 million rollover equity shares, 65.2 million IPOA public shares, 17.3 million IPOA founder shares (including 1.5 million Director RSU Awards) and 10.0 million shares from IPOA Founder’s co- investment. Assumes no additional redemptions. 51

Virgin Galactic Investment Highlights 1 Will Be the First and Only Public Company in Commercial Human Spaceflight 2 Sizeable and Growing Market of High Net Worth Individuals 3 Attractive Business Model with Reusable, Scalable Design 4 Demonstrated Willingness to Pay 5 Strong Competitive Position, Underpinned by More than $1 Billion of Investment 6 Exciting Financial Profile with Robust and Profitable Growth 7 Experienced and Proven Management Team and Flight Team 52 Virgin Galactic Investment Highlights 1 Will Be the First and Only Public Company in Commercial Human Spaceflight 2 Sizeable and Growing Market of High Net Worth Individuals 3 Attractive Business Model with Reusable, Scalable Design 4 Demonstrated Willingness to Pay 5 Strong Competitive Position, Underpinned by More than $1 Billion of Investment 6 Exciting Financial Profile with Robust and Profitable Growth 7 Experienced and Proven Management Team and Flight Team 52

Appendix Appendix

Who Are Our Customers? The Space Enthusiast The Adventurer The Virgin Brand Lover The Entrepreneur I have wanted to go since I I’ve done it all, but this is the If Richard is doing it, and Virgin Space is the zeitgeist, and I watched those first steps on a fuzzy ultimate tick on my bucket list! is in charge of it, I’m in! want to be part of it. ““““ ” ” ” black and white TV ” 69 years old 45 years old 33 years old 42 years old Background: Set up and sold Background: Started a Background: Investment banker Background: Entrepreneur and engineering business, now semi pharmaceutical company investor retired 54Who Are Our Customers? The Space Enthusiast The Adventurer The Virgin Brand Lover The Entrepreneur I have wanted to go since I I’ve done it all, but this is the If Richard is doing it, and Virgin Space is the zeitgeist, and I watched those first steps on a fuzzy ultimate tick on my bucket list! is in charge of it, I’m in! want to be part of it. ““““ ” ” ” black and white TV ” 69 years old 45 years old 33 years old 42 years old Background: Set up and sold Background: Started a Background: Investment banker Background: Entrepreneur and engineering business, now semi pharmaceutical company investor retired 54

Driving Future Astronaut Engagement Land Rover Partnership § Power of the brand and the community enables one-of-a-kind partnership collaborations § Astronaut Edition Range Rover is only available to signed-up Future Astronauts and embodies all that they love about VG 55Driving Future Astronaut Engagement Land Rover Partnership § Power of the brand and the community enables one-of-a-kind partnership collaborations § Astronaut Edition Range Rover is only available to signed-up Future Astronauts and embodies all that they love about VG 55

Building the Most Exclusive Community in the World The World Above The Final Frontier The Finer Stuff The World Within What: A clear passion for space and What: A thirst for exploration and What: An appreciation for the finer What: Giving back, and inspiring the everything within it adrenaline things in life next generation of innovators How: How: How: How: § Eclipse festival § Morocco driving trip with Land § Annual Virgin Galactic Necker § Galactic Unite initiatives: Rover trip with Richard § CERN experience ü Scholarships § Formula E races around the § Wine trip, hosted by a master § Evening with astronaut Tim ü Mentoring world hosted by Virgin Racing maker in Beaune Peake ü Space chats § Virgin Strive challenges § Ice hotels to game reserves, § Intimate lunch with Professor working with Virgin partners Stephen Hawking 56Building the Most Exclusive Community in the World The World Above The Final Frontier The Finer Stuff The World Within What: A clear passion for space and What: A thirst for exploration and What: An appreciation for the finer What: Giving back, and inspiring the everything within it adrenaline things in life next generation of innovators How: How: How: How: § Eclipse festival § Morocco driving trip with Land § Annual Virgin Galactic Necker § Galactic Unite initiatives: Rover trip with Richard § CERN experience ü Scholarships § Formula E races around the § Wine trip, hosted by a master § Evening with astronaut Tim ü Mentoring world hosted by Virgin Racing maker in Beaune Peake ü Space chats § Virgin Strive challenges § Ice hotels to game reserves, § Intimate lunch with Professor working with Virgin partners Stephen Hawking 56